UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HIGHLANDS REIT, INC.
(Name of Subject Company)

HIGHLANDS REIT, INC.
(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
43110A 104
(CUSIP Number of Class of Securities)
Robert J. Lange, Esq.
Executive Vice President, General Counsel and Secretary
Highlands REIT, Inc.
332 S. Michigan Avenue, 9th Floor
Chicago, Illinois 60604
(312) 583-7990
with a copy to:
Evan Hudson, Esq.
Duval & Stachenfeld LLP

US-DOCS\80958199.2

555 Madison Avenue, 6th Floor
New York, New York 10022
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by IG holdings, INC. and its affiliates (collectively, the “Offeror”) to purchase up to 44,109,440 shares of the outstanding common stock, $0.01 par value per share (the “Common Stock”), of Highlands REIT, Inc., a Maryland corporation (the “Company”), at a price equal to $0.17 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on February 2, 2017, (the “Original Offer to Purchase”), as amended and refiled with the SEC on February 10, 2017 (the Original Offer to Purchase, as so amended and refiled, the“Offer to Purchase”).
As discussed below, the board of directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.
The Company’s name and the address and telephone number of its principal executive office is as follows:
Highlands REIT, Inc.
332 S. Michigan Avenue, 9th Floor
Chicago, Illinois 60604
(312) 583-7990
This Schedule 14D-9 relates to the Common Stock, of which there were 864,890,967 shares outstanding as of December 31, 2016.

Item 2.	Identity and Background of Filing Person.
The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 44,109,440 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 11:59 p.m., Pacific Time, on April 24, 2017.
According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 1819 E. Morton Ave., Ste. 180, Phoenix, AZ 85020, Telephone: (602) 870-8862.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the following sections: (A) in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2016, Note 10—Share Based Compensation; Note 11—Commitments and Contingencies; Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from InvenTrust; and Part II, Item 5—Other Information; (B) in the Company’s Schedule 14D-9 filed with the SEC on September 6, 2016, the final two paragraphs of Item 3—Past Contacts, Transactions, Negotiations and Agreements; (C) in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August

12, 2016, Note 10—Share Based Compensation; Note 11—Commitments and Contingencies; Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from InvenTrust; and Part II, Item 5—Other Information; (D) in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016, in the notes to the financial statements, Note 9—Commitments and Contingencies; and Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from InvenTrust; (E) in the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016, Item 1.01—Entry into a Material Definitive Agreement; and Item 5.02—Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers; (F) in the Information Statement filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2016, Risk Factors—Risks Related to Our Relationship with InvenTrust and the Separation; Management; Certain Relationships and Related Transactions; Principal Stockholders; and, in the notes to the financial statements, Note 5—Transactions with Related Parties; and (G) in the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2016, Item 1.01—Entry into a Material Definitive Agreement.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.
The board of directors has reviewed the terms of the Tender Offer. Based on its review, the board of directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Offeror pursuant to the Offer to Purchase.
The board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some of or all their Common Stock.
The board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.
In reaching the conclusions and in making the recommendation described above, the board of directors considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•
On January 6, 2017, the Company announced an estimated value of the Common Stock equal to $0.35 per share, which is $0.18 per share above (or more than 200% of) the Offer Price. The estimated value reflects estimated asset and liability values as of December 31, 2016, and does not represent a current value. As previously disclosed to Stockholders, the estimate is based on certain assumptions and subject to certain limitations all discussed in the Company’s Current Report on Form 8-K filed with the SEC on January 6, 2017. The Company currently anticipates publishing a new estimated share value within one year of the prior estimate. Any updated estimate may be lower or higher than $0.35 per share.

•
According to the Offer to Purchase, an individual named Ira J. Gaines is the controlling person, sole director and sole executive officeholder of IG holdings, INC. Based upon publicly available information and records, it appears that the SEC has taken actions against Mr. Gaines and his affiliates based on their alleged violations of federal securities laws in connection with past tender offer activity. For example, in 2004, Mr. Gaines entered into an Agreed Final Judgment with the SEC in U.S. District Court for the District of Arizona, or the Agreed Final Judgment. In the Agreed Final Judgment, Mr. Gaines paid disgorgement and a fine and agreed to a permanent injunction against violating certain anti-fraud provisions of the U.S. federal securities laws and conducting certain tender offers for less than five percent of a public company’s equity securities. The Company believes that Stockholders may wish to consider all publicly available information about alleged violations of federal securities laws by Mr. Gaines and his affiliates in connection with past tender offer activity, including the Agreed Final Judgment, before deciding whether to participate in the Tender Offer. Information regarding the Agreed Final Judgment is available on the SEC’s website at https://www.sec.gov/litigation/litreleases/lr18535.htm.

•
The Offeror will charge a transfer fee of $100 to each Stockholder who chooses to participate in the Tender Offer. The amount of the transfer fee may be material in relation to the value of shares a Stockholder tenders and will in any event diminish the economic benefit of the Tender Offer for each tendering Stockholder.

•	The Offeror states that it has not made an independent appraisal of the shares or the Company’s properties, and is not qualified to appraise real estate.

•
The Offeror acknowledges that in establishing the purchase price of $0.17 per share, it is motivated to establish the lowest price which might be acceptable to Stockholders consistent with the Offeror’s objectives.

•	The Offeror states that it has applied a discount to the estimated per share value with the intention of making a profit.

•
There is no guarantee that the Tender Offer can or will be completed as soon as the Offeror implies. The Tender Offer does not expire until April 24, 2017 at the earliest. The Offeror in its sole discretion may extend this date. In addition, if more than 44,109,440 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•
The Offeror expressly reserves the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Offeror does not have an obligation to otherwise communicate that amendment to Stockholders.

    (c) Intent to Tender.
The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.
Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.
The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.
Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

(a)	Golden Parachute Compensation.
There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer to Purchase.

(b)	Other Material Information.
Certain statements in this Schedule 14D-9, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements about the Company’s plans, objectives, strategies, financial performance and outlook, trends, the amount and timing of future cash distributions, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual financial results, performance, achievements or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “guidance,” “predict,” “potential,” “continue,” “likely,” “will,” “would,” “illustrative” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management based on their knowledge and understanding of the business and industry, are inherently uncertain. These statements are not guarantees of future performance, and Stockholders should not place undue reliance on forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this Schedule 14D-9. Such risks, uncertainties and other important factors include, among others: the risks, uncertainties and factors set forth in the Company’s filings with the SEC, including the Company’s Registration Statement on Form 10 filed with the SEC on March 18, 2016; business, financial and operating risks inherent to real estate investments and the industry; the Company’s ability to renew leases, lease vacant space, or re-let space as leases expire; the Company’s ability to repay or refinance debt as it comes due; business, financial and operating risks inherent to real estate investments; contraction in the global economy or low levels of economic growth; the Company’s ability to sell assets at a price and on a timeline consistent with the Company’s investment objectives, or at all; the Company’s ability to service debt; changes in interest rates and operating costs; compliance with regulatory regimes and local laws; uninsured or underinsured losses, including those relating to natural disasters or terrorism; the Company’s status as an emerging growth company; the amount of debt that the Company currently has or may incur in the future; provisions in the Company’s debt agreements that may restrict the operation of the Company’s business; the Company’s separation from InvenTrust Properties Corp. and the Company’s ability to operate as a standalone public reporting company; the Company’s organizational and governance structure; the Company’s status as a REIT; the cost of compliance with and liabilities under environmental, health and safety laws; adverse litigation judgments or settlements; changes in real estate and zoning laws and increases in real property tax rates; changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs; changes in governmental regulations or interpretations thereof; and estimates relating to the Company’s ability to make distributions to Stockholders in the future.
These factors are not necessarily all the important factors that could cause the Company’s actual financial results, performance, achievements or prospects to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm the Company’s results. All forward-looking statements attributable to the Company or to persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and the Company does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements.

Item 9. Exhibits
Exhibit No.
(a)(1)	Website notice to Highlands REIT, Inc. Stockholders, dated February 16, 2017.
(e)(1)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2016.*
(e)(2)	Excerpts from the Company’s Schedule 14D-9 filed with the SEC on September 6, 2016.*
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016.*
(e)(4)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016.*
(e)(5)	Excerpts from the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016.*
(e)(6)	Excerpts from the Information Statement filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2016.*
(e)(7)	Excerpts from the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2016.*

*	Incorporated by reference as provided in Item 3 hereto.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert J. Lange
(Signature)
Robert J. Lange
Executive Vice President, General Counsel and Secretary
(Name and Title)

February 16, 2017
(Date)